1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

November 15, 2023

Daniel Greenspan
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	Kennedy Lewis Capital Company Preliminary Proxy Statement on Schedule 14A (File No: 814-01603)

Dear Mr. Greenspan:

We are writing in response to comments you provided telephonically on November 9, 2023 with respect to your review of Kennedy Lewis Capital Company’s (the “Company”) Preliminary Proxy Statement on Schedule 14A as filed with the U.S. Securities and Exchange Commission (“SEC”) on October 30, 2023.  On behalf of the Company, set forth below are the SEC staff’s (“Staff”) comments along with our responses to, or any supplemental explanations of, such comments, as requested.

Where indicated, revised disclosure has been included in the Company’s Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”).  Capitalized terms used herein without definition shall have the meanings attributed to such terms in the Definitive Proxy Statement.

Comment 1. Please include in the Definitive Proxy Statement the disclosure required by Item 3 of Schedule 14A regarding appraisal rights of shareholders with respect to the Proposals.

Response.           The Company respectfully acknowledges the Staff’s comment and has revised the Definitive Proxy Statement accordingly.

Comment 2. Please include in the Definitive Proxy Statement disclosure required by Rule 14a-5(e) of the Exchange Act or explain supplementally why such disclosure is not necessary to include.

Response 2.          The Company notes that it is a Delaware statutory trust and is not required to hold annual meetings of shareholders under applicable law or the Company’s governing documents. Accordingly, the Company respectfully declines to add disclosure in response to this comment.

Comment 3. Please provide in the Definitive Proxy Statement disclosure that states the Company does not expect to receive any broker non-votes because only non-routine matters will be acted on at the Meeting.

Response 3.          The Company respectfully acknowledges the Staff’s comment and has revised the Definitive Proxy Statement accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz